December 18, 2007

Office of Registration and Reports

U.S. Securities and Exchange Commission

100 F Street, NE.

Washington, DC 20549

RE:	AXA Enterprise Funds Trust (the “Trust”)
File No. 811-21695/333-121788

To the Staff of the Commission:

Enclosed for filing on behalf of the Trust are the following documents:

1	a copy of an amended Fidelity Bond for Policy #007134286 (the “Bond”) which reflects a reduction in the Trust’s aggregate coverage under the Bond to $1,000,000 effective as of June 22, 2007 through April 11, 2008. (Exhibit A)

2	a copy of the resolutions adopted at a meeting of the Board of Trustees of the Trust held on March 6-7, 2007 at which a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the Investment Company Act of 1940, as amended, authorized the Trust’s officers to obtain fidelity bond coverage for the Trust, AXA Equitable Life Insurance Company, Enterprise Fund Distributors, Inc., and payment of the premium for the insurance coverage. (Exhibit B)

3	A copy of the Fidelity Bond Sharing Agreement (“Agreement”) and Amendment No. 1 to the Fidelity Bond Sharing Agreement (“Amendment No. 1) (Exhibit C). Amendment No. 1 reflects the removal of 15 of the Trust’s Portfolios from the Agreement as a result of reorganization transactions.

The Trust is maintaining a joint insured bond in the amount of $1,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1 and the premium for this policy has been paid for the period through April 11, 2008. If the Trust had not entered into a joint insured bond, it would have maintained a single insured bond in the same amount of $1,000,000, which is sufficient coverage as required under paragraph (d) of Rule 17g-1.

Sincerely,

/s/ Paras Charalambous
Paras Charalambous
Senior Legal Assistant

cc:	Patricia Louie